UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT 1934

For the Fiscal Year Ended Dec. 31, 2005

New Century Energies, Inc.
Employees’ Savings and Stock Ownership Plan for
Bargaining Unit Employees and Former Non-Bargaining Unit Employees

New Century Energies, Inc.
Employee Investment Plan for
Bargaining Unit Employees and Former Non-Bargaining Unit Employees

TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Commission file number 001-03034

XCEL ENERGY INC.
(Name of issuer of the securities held pursuant to the plan)

414 Nicollet Mall
Minneapolis, Minn. 55401
(Address of principal executive offices)
414 Nicollet Mall

TABLE OF CONTENTS

Financial Statements
New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining
Unit Employees and Former Non-Bargaining Unit Employees (BU Savings Plan)
- Report of Independent Registered Public Accounting Firm
- Statement of Net Assets Available for Benefits as of Dec. 31, 2005 and 2004
- Statement of Changes in Net Assets Available for Benefits for the Years Ended Dec. 31, 2005 and 2004

New Century Energies, Inc. Employee Investment Plan For Bargaining Unit Employees and Former Non-Bargaining Unit Employees (EIP Savings Plan)
- Report of Independent Registered Public Accounting Firm
- Statement of Net Assets Available for Benefits as of Dec. 31, 2005 and 2004
- Statement of Changes in Net Assets Available for Benefits for the Years Ended Dec. 31, 2005 and 2004

Notes to Financial Statements for the BU Savings Plan and EIP Savings Plan

Supplemental Schedules of Assets (Held at Year End) and Reportable Transactions
-BU Savings Plan (Schedules 1-2)
-EIP Savings Plan (Schedules 3-4)

Signature

Exhibits
Exhibit 23.01: Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

New Century Energies, Inc. Employee Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees

We have audited the accompanying statements of net assets available for benefits of the New Century Energies, Inc. Employee Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held as of December 31, 2005, and (2) reportable transactions for the year ended December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Minneapolis, MN

June 28, 2006

NEW CENTURY ENERGIES, INC.
EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR
BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DEC. 31,

	2005	2004
ASSETS:
Investments, at fair value:
Xcel Energy Common Stock fund (notes 1, 5 and 10)
Participant directed	$6,835,991	$6,811,396
Non-participant directed	51,591,333	51,321,137
	58,427,324	58,132,533
Investments in registered investment companies:
Vanguard PRIMECAP fund	92,326,737	95,441,540
Vanguard Wellington fund	46,818,660	44,105,722
Vanguard Prime Money Market fund	33,555,294	32,861,200
Vanguard 500 Index fund	16,816,656	17,291,915
Vanguard Total Bond Market Index fund	14,911,810	14,931,755
Vanguard Developed Markets Index fund	7,444,603	6,343,376
Longleaf Partners fund	4,393,356	4,399,364
Vanguard Inflation-Protected Securities fund	3,739,582	1,315,270
Vanguard Mid-Cap Index fund	3,645,332	599,199
Wasatch Core Growth fund	3,360,325	1,215,406
Vanguard Small-Cap Index fund	1,205,704	599,657
PIMCO Total Return fund	794,951	297,990
	229,013,010	219,402,394

Participant loans (note 6)	5,118,710	5,482,261

Vanguard brokerage option:
Interest-bearing cash	69,308	—
Common corporate stock	179,186	142,585
Registered investment companies	636,353	262,624
	884,847	405,209

Total investments	293,443,891	283,422,397

Receivables:
Xcel Energy contributions (notes 1 and 3)	5,110,759	5,245,288
Dividend receivable	680,492	662,775
Total receivables	5,791,251	5,908,063

Total assets	299,235,142	289,330,460

Net assets available for benefits	$299,235,142	$289,330,460

See Notes to Financial Statements

NEW CENTURY ENERGIES, INC.
EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR
BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DEC. 31,

	2005	2004
Net investment income:
Interest and dividend income	$11,534,074	$8,026,630
Interest income on participant loans	294,456	310,981
Net appreciation in fair value of:
Xcel Energy Common Stock fund (notes 5 and 10)	1,003,216	3,823,859
Registered investment companies	5,080,118	18,734,784
	17,911,864	30,896,254

Contributions:
Xcel Energy contributions	5,110,759	5,245,288
Participant contributions	11,496,645	11,110,628
	16,607,404	16,355,916

Withdrawals, distributions and expenses:
Distributions to participants—cash and common stock	(22,160,595)	(16,746,000)
Dividends paid to participants	(2,453,991)	(2,232,315)
	(24,614,586)	(18,978,315)

Net increase in net assets available for benefits	9,904,682	28,273,855

Net assets available for benefits at beginning of year	289,330,460	261,056,605
Net assets available for benefits at end of year	$299,235,142	$289,330,460

See Notes to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees

We have audited the accompanying statements of net assets available for benefits of New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held as of December 31, 2005 and (2) reportable transactions for the year ended December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Minneapolis, MN

June 28, 2006

NEW CENTURY ENERGIES, INC.
EMPLOYEE INVESTMENT PLAN FOR BARGAINING
UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DEC. 31,

	2005	2004
ASSETS:
Investments, at fair value:
Xcel Energy Common Stock fund (notes 1, 5 and 10):
Participant directed	$20,974,756	$21,340,959
Non-participant directed	11,477,946	11,499,570
	32,452,702	32,840,529
Investments in registered investment companies:
Longleaf Partners fund	2,188,144	2,240,706
Vanguard Developed Markets Index fund	1,098,782	976,437
Vanguard PRIMECAP fund	1,236,658	960,240
Vanguard 500 Index fund	712,544	502,832
Vanguard Total Bond Market Index fund	634,666	484,915
Vanguard Prime Money Market fund	390,295	427,834
Vanguard Wellington fund	681,119	332,245
Vanguard Inflation-Protected Securities fund	112,081	84,686
Wasatch Core Growth fund	242,231	77,592
PIMCO Total Return fund	57,620	41,892
Vanguard Small-Cap Index fund	122,448	23,271
Vanguard Mid-Cap Index fund	208,057	15,788

	7,684,645	6,168,438
Vanguard brokerage option:
Registered investment companies	10,528	13,696

Total investments	40,147,875	39,022,663

Receivables:
Xcel Energy contributions (notes 1 and 3)	134,781	132,663
Dividend receivable	377,970	374,418
Total receivables	512,751	507,081

Total assets	40,660,626	39,529,744

Payables:
Other liabilities	—	6,865

Net assets available for benefits	$40,660,626	$39,522,879

See Notes to Financial Statements

NEW CENTURY ENERGIES, INC.
EMPLOYEE INVESTMENT PLAN FOR BARGAINING
UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DEC. 31,

	2005	2004
Net investment income:
Interest and dividend income	$1,776,504	$1,613,665
Net appreciation in fair value of:
Xcel Energy Common Stock fund (notes 5 and 10)	404,514	2,214,922
Registered investment companies	168,894	495,134
	573,408	4,323,721

Contributions:
Xcel Energy contributions	573,209	498,694
Participant contributions	2,307,379	2,244,723
	2,880,588	2,743,417

Withdrawals, distributions and expenses:
Distributions to participants - cash and common stock	(2,607,763)	(2,911,461)
Dividends paid to participants	(1,484,990)	(1,422,600)
	(4,092,753)	(4,334,061)

Net increase in net assets available for benefits	1,137,747	2,733,077

Net assets available for benefits at beginning of year	39,522,879	36,789,802
Net assets available for benefits at end of year	$40,660,626	$39,522,879

See Notes to Financial Statements

NEW CENTURY ENERGIES, INC., EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES
and
NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

1.            DESCRIPTION OF PLANS

The following includes plan descriptions of the New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (BU Savings Plan) and the New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (EIP Savings Plan). The BU Savings Plan and EIP Savings Plan are collectively known as the “Plans”. Participants should refer to each Plan’s agreement and to the “Prospectus and Supplemental Summary Plan Description Report” for a more complete description of each Plan’s provisions. The Notes to Financial Statements generally apply to both plans and specific disclosures are presented to address matters for individual plans, where applicable.

General - The Plans are employee benefit plans which provide eligible employees of participating subsidiaries of Xcel Energy the opportunity to participate in tax deferred savings plans. Each plan also provides for the ownership of Xcel Energy common stock through employee contributions and employer matching contributions. The Plans are defined contribution plans and include an employee stock ownership plan. Each Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Plan and Trust Management — The Plan Administrator of each plan is appointed by Xcel Energy’s Board of Directors and has authority to control and manage the operation and administration of each plan. The Plans’ assets are held by a trustee under a trust agreement(s) as adopted or amended by Xcel Energy. Each plan values the individual participants’ accounts daily based on the current market value of each type of asset. The Vanguard Group is the recordkeeper and Vanguard Fiduciary Trust Co. is the trustee for the Plans.

Participation -

BU Savings Plan

The BU Savings Plan allows for a full-time employee covered by a collective bargaining agreement to become a participant of this plan on or after the date the full-time employee first performs an hour of service for Xcel Energy, while a part-time employee (one who works less than 40 hours per week) must complete one year and 1,000 hours of service to become eligible. Certain former non-bargaining unit employees (i.e. employees who terminated or retired before July 1, 1998) continue to participate in the BU Savings Plan.

In connection with the ERISA settlement on January 14, 2005, described in Note 11, beginning on September 1, 2005 all participants may elect to transfer assets out of the Xcel Energy stock fund into other plan investments at any time.

EIP Savings Plan

The EIP Savings Plan allows for certain full-time employees covered by a collective bargaining agreement to become a participant in this plan on or after the first day of the calendar quarter once the employee completes one year of service. Certain former non-bargaining unit employees (i.e. employees who terminated or retired before July 1, 1998) continue to participate in the EIP Savings Plan.

Employee and Xcel Energy Contributions - Each plan allows participants to contribute a portion of their pre-tax compensation and also allows for a discretionary Xcel Energy matching contribution (see Note 3). The BU Savings Plan also allows after-tax contributions.

Vesting — Employee contributions in each plan are immediately vested, as are their matching contributions made by Xcel Energy.

Distributions - Distributions of participant’s accounts can only be made for the following reasons: 1) upon retirement, 2) upon total and permanent disabilty, 3) at death of a plan participant (payment made to beneficiary), or 4) upon separation from Xcel Energy, including its participating subsidiaries.

Participants eligible for distributions will receive their account balance as soon as is practical following the receipt of completed forms by the recordkeeper. Certain payment elections can also be made by telephone or online. Any amount not invested in Xcel Energy common stock will be paid in cash. For the BU Savings Plan, Xcel Energy common stock can be transferred in shares, or cash, or a combination of both (all fractional shares will be paid in cash). For the EIP Savings Plan, Xcel Energy common stock can be transferred in shares (fractional shares paid in cash).

For each plan, if the total amount of the participant’s vested account exceeds $1,000 (effective on or after March 28, 2005), such plan cannot make a distribution until the participant reaches age 65, unless the participant consents in writing to an earlier date. If the total amount is less than $1,000, the amount will be distributed as soon as administratively possible.

All vested account balances remaining in these plans after the participant decides to terminate employment with Xcel Energy for any reason, will be invested in the funds of the participant’s choice (except that Xcel Energy contributions will continue to be held in the Xcel Energy Common Stock fund). For the BU Savings Plan which provides for participant loans (see Note 6), the participant will not be eligible for loans or withdrawals. However, the participant may continue making monthly loan payments upon separation of service. If the participant has an outstanding loan when they or their beneficiary are to receive a distribution, the loan balance will be deducted from their distribution. The participant will continue to receive their share of investment earnings and dividend distributions until the account is completely distributed.

Termination of the Plans — While Xcel Energy expects to continue the Plans, it reserves the right in its sole and absolute discretion to amend, modify, change or terminate these plans or any other benefit plan Xcel Energy may currently provide. Xcel Energy makes no commitments or representations concerning the continuation of these Plans. If Xcel Energy were to terminate the Plans, assets would be distributed in accordance with ERISA.

Administrative Expenses — Xcel Energy pays certain administrative expenses of the Plans. Certain investment advisory, trustee and recordkeeping fees are paid by the Plans. Certain non-Vanguard fund asset based fees are paid by the Participant or respective fund company. The Vanguard Brokerage Option annual account maintenance fee is paid by the Participant.

Dividends -

BU Savings Plan

For the BU Savings Plan, dividends earned on the common stock purchased with Xcel Energy contributions are distributed quarterly to these plan participants in cash and are taxed to the participants as ordinary dividend income. Dividends earned on the common stock purchased with employee contributions are automatically reinvested in the common stock fund and are considered taxable income when they are distributed from the BU Savings Plan.

EIP Savings Plan

For the EIP Savings Plan, dividends earned on the common stock purchased with Xcel Energy and employee contributions are distributed quarterly to these plan participants in cash and are taxed to the participants as ordinary dividend income.

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements of each plan have been prepared under the accrual method of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition - Registered Investment Companies - The investments of the Plans are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by these plans at year-end. Xcel Energy’s common stock is valued at its quoted market price. The change in the difference between fair value and the cost of investments, including realized gains and losses and unrealized appreciation (depreciation) is reflected in the statements of changes in net assets available for benefits.

Securities transactions are recognized on the trade date (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

Payment of Benefits — Benefit disbursements are recorded when paid.

3.              PLAN FUNDING

Employee and Xcel Energy Contributions (EIP Savings Plan) - Participants may elect to contribute (in multiples of 1 percent) up to 15 percent of their pre-tax annual compensation, as defined in the EIP Savings Plan.   Employees age 50 or older, or turning 50 during the plan year, may make additional pre-tax contributions (subject to an annual dollar limit) in excess of the plan limit or statutory limit. Xcel Energy, at its discretion, may make matching contributions and/or additional discretionary contributions to this plan each plan quarter in cash or shares of Xcel Energy’s common stock. Xcel Energy contributions are subject to certain limitations. For the years ended Dec. 31, 2005 and 2004, Xcel Energy contributed amounts to this plan in accordance with the provisions of the EIP Savings Plan. Management considers dividends paid to participants on shares of Xcel Energy common stock, the tax savings resulting from these dividends and Xcel Energy matching contributions to this plan when determining the quarterly discretionary contribution. Xcel Energy’s contributions may be made as soon as administratively possible on or after the last day of each plan quarter.

Participants may invest their contributions among the various investment funds offered by the EIP Savings Plan. Any dividends and interest earned on investments directed by participants will be reinvested in each of those same investments automatically. If participants did not select one of the investment options, all of their contributions will be invested in the Xcel Energy Common Stock fund.

The EIP Savings Plan provides for two levels of discretionary Xcel Energy contributions: (1) matching contributions based on employee deferrals, and (2) contributions based on each eligible employee’s covered base pay. The amount of these contributions, if any, is based on the tax savings resulting from the Xcel Energy contribution and the payment of the pass through dividends, and is allocated to each eligible participant’s account on a quarterly basis.   All Xcel Energy matching contributions are invested in the Xcel Energy Company Stock Fund.

Employee Contributions (BU Savings Plan) — Effective January 1, 2004, the BU Savings Plan allows employees to contribute (in multiples of 1 percent) between 1 percent and 20 percent of their annual compensation in pre-tax contributions and between 1 percent and 8 percent in after-tax contributions. The combination of pre-tax and after-tax contributions cannot exceed 20 percent. Contributions may be deferred for income tax purposes, up to the IRC Section 402(g) limit. Employees age 50 or older, or turning 50 during the plan year, may make additional pre-tax contributions (subject to an annual dollar limit) in excess of the plan limit or statutory limit (catch-up contributions). A participant can change their percentage of authorized compensation to be contributed to the plan on a daily basis, to become effective the first day of the payroll period following receipt of the change by The Vanguard Group.

Xcel Energy Contributions (BU Savings Plan) - Xcel Energy may contribute cash or shares of common stock of Xcel Energy to the BU Savings Plan. Xcel Energy’s contributions for a plan year may be made at any time during the plan year or after its close, but not later than 60 days after the close of the plan year. The number of shares of common stock contributed was determined using Xcel Energy’s average common stock price for the plan year, and each participant’s annual contribution eligible for a match under the terms of the Plan (100 percent of the first 3 percent, and 50 percent of the next 4 percent of a participant’s contribution).

4.            FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed Xcel Energy by letters dated Oct. 9, 2003 that the BU Savings Plan and the EIP Savings Plan meet the requirements of Section 401(a) of the Internal Revenue Code (IRC) of 1986, as amended. The EIP Savings Plan and the BU Savings Plan have been amended since receiving the determination letter; however, the Plans sponsor believes that they are currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been made in the EIP Savings Plan’s or BU Savings Plan’s financial statements.

5.              NONPARTICIPANT — DIRECTED INVESTMENTS

Information on the net assets and the significant components of the change in net assets available for benefits relating to each Plan’s nonparticipant-directed investment (Xcel Energy Common Stock fund) is shown below:

	Dec. 31,
	2005	2004
Net Assets:
BU Savings Plan
Xcel Energy Common Stock fund	$51,591,333	$51,321,137
Xcel Energy contribution receivable	5,110,759	5,245,288
	$56,702,092	$56,566,425

EIP Savings Plan:
Xcel Energy Common Stock fund	$11,477,946	$11,499,570
Xcel Energy contribution receivable	134,781	132,663
	$11,612,727	$11,632,233

	For the year ended Dec. 31, 2005
	BU Savings Plan	EIP Savings Plan
Changes in Net Assets Available for Benefits:
Net appreciation in fair value of investments	$852,473	$138,654
Contributions	5,110,759	573,209
Withdrawals, distributions and expenses	(4,195,444)	(696,921)
Transfers to participant-directed investments, net	(1,632,121)	(34,448)
Net increase	$135,667	$(19,506)

6.              PARTICIPANT LOANS

BU Savings Plan

Participants may elect to borrow funds from their account in any amount greater than $1,000, but less than 50 percent of the participant’s pre-tax account balance. In no event can a participant borrow more than $50,000, minus the participant’s highest outstanding loan balance in the previous 12 months. Loans are for a period not to exceed 5 years for general purpose loans or 15 years for home loans. The loans bear interest at a rate determined by Xcel Energy based on prevailing market rates. A participant can only have one loan outstanding at a time. Repayment of the loans, plus interest, is credited to each participant’s account, as paid.

7.              RELATED PARTY TRANSACTIONS

Certain investments of the Plans are in shares of Xcel Energy Common Stock. Also, certain investments of the Plans are in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC). VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments are considered exempt party-in-interest transactions.

8.              RISKS AND UNCERTAINTIES

The Plans provide for investment in a variety of investment funds. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9.              SIGNIFICANT PLAN ASSETS

At Dec. 31 the market value of each of the following investments was in excess of 5 percent of the Plans’ net assets:

	2005	2004
BU SAVINGS PLAN
Xcel Energy Common Stock (note 10)	$58,238,944	$57,833,208
Vanguard PRIMECAP fund	92,326,736	95,441,540
Vanguard Wellington fund	46,818,660	44,105,722
Vanguard Prime Money Market fund	33,555,294	32,861,200
Vanguard 500 Index fund	16,816,656	17,291,915
Vanguard Total Bond Market Index fund	—	14,931,755

EIP Savings Plan:
Xcel Energy Common Stock (note 10)	$32,348,069	$32,671,433
Longleaf Partners fund	2,188,144	2,240,706

10.       XCEL ENERGY STOCK FUND

BU Savings Plan:

	2005		2004
	Employee directed	Employer directed	Employee directed	Employer directed
Shares of Xcel Energy common stock	369,120	2,785,753	372,325	2,805,323

Xcel Energy common stock	$6,813,950	$51,424,994	$6,776,324	$51,056,884
VGI prime money market	23,920	180,523	33,714	254,022
Receivables, payables and other	(1,879)	(14,184)	1,358	10,231
Total	$6,835,991	$51,591,333	$6,811,396	$51,321,137

EIP Savings Plan

	2005		2004
	Employee directed	Employer directed	Employee directed	Employer directed
Shares of Xcel Energy common stock	1,132,564	619,769	1,166,543	628,591

Xcel Energy common stock	$20,907,130	$11,440,939	$21,231,074	$11,440,359
VGI prime money market	73,393	40,163	105,631	56,919
Receivables, payables and other	(5,767)	(3,156)	4,254	2,292
Total	$20,974,756	$11,477,946	$21,340,959	$11,499,570

11. LEGAL CONTINGENCY

On September 23, 2002 and October 9, 2002, two essentially identical actions were filed in Federal District Court for the District of Colorado (the “Complaint”). The Plaintiffs include two classes of employee participants in the New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees and the Xcel Energy 401(k) Savings Plan (for purposes of this section, the “plans”). The Complaint names as Defendants Xcel Energy Inc. as well as the Board of Directors and certain company officers. The Complaint also asserts that the Defendants breached their fiduciary duties under ERISA by; (a) investing an unreasonably large percentage of the Plan’s assets in company stock, (b) failing adequately to investigate and monitor the merits of the investments in company stock, (c) failing to take steps to eliminate or reduce the amount of company stock in the plans, (d) choosing to communicate with plan participants about these matters and then failing to give them accurate and adequate information, and (e) maintaining restrictions on the company stock held in the plans.

On January 14, 2005, the District Court issued an order of preliminary approval related to a settlement reached by the parties. Under the terms of the settlement, plaintiffs are to receive a payment of $8 million dollars, plus interest and net of expenses to the accounts of affected participants. A third party administrator has been selected to extract participant data from the plan and to allocate the settlement proceeds. This allocation has not been completed as of June 29, 2006 and this gain contingency has not been recorded in the statement of assets available for benefits of either plan as of December 31, 2005.

NEW CENTURY ENERGIES, INC. ESSOP FOR BARGAINING UNIT EMPLOYEES	Schedule 1

Schedule of Assets (Held at Year End)

As of Dec. 31, 2005

New Century Energies, Inc. ESSOP for Bargaining Unit Employees, EIN 41-0448030

Plan 005

Attachment to Form 5500, Schedule H, Line 4(i):

	Identity of Issue	Investment Type	Cost	Current Value

	Longleaf Partners fund	Registered Investment Co.	$4,376,905	$4,393,356
	PIMCO Total Return fund	Registered Investment Co.	809,521	794,951
*	Vanguard 500 Index fund	Registered Investment Co.	13,869,615	16,816,656
*	Vanguard Developed Markets Index fund	Registered Investment Co.	6,182,559	7,444,603
*	Vanguard Inflation-Protected Securities fund	Registered Investment Co.	3,841,037	3,739,582
*	Vanguard Mid-Cap Index Fund	Registered Investment Co.	3,362,522	3,645,332
*	Vanguard PRIMECAP fund	Registered Investment Co.	62,609,585	92,326,737
*	Vanguard Prime Money Market fund	Interest-bearing cash	33,555,294	33,555,294
*	Vanguard Small-Cap Index fund	Registered Investment Co.	1,110,565	1,205,704
*	Vanguard Total Bond Market Index fund	Registered Investment Co.	14,940,554	14,911,810
*	Vanguard Wellington fund	Registered Investment Co.	42,431,991	46,818,660
	Wasatch Core Growth fund	Registered Investment Co.	3,409,342	3,360,325
*	VGI Brokerage Option	Registered Investment Co.	892,047	884,847
*	Xcel Energy Stock fund	Company Stock Fund	57,295,096	58,427,324
*	Loan fund	5.00% - 8.00%	—	5,118,710
			$248,686,633	$293,443,891

* Party in Interest

NEW CENTURY ENERGIES, INC. ESSOP FOR BARGAINING UNIT EMPLOYEES	Schedule 2

Schedule of Reportable Transactions *

Year Ended Dec. 31, 2005

New Century Energies, Inc. ESSOP for Bargaining Unit Employees, EIN 41-0448030

Plan 005

Attachment to Form 5500, Schedule H, Line 4(j):

Identity of Party Involved	Description of Asset (include interest rate and maturity in the case of a loan)	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain (Loss)

The Vanguard Group	Xcel Energy Inc. common stock	8,368,008			8,368,008
The Vanguard Group	Xcel Energy Inc. common stock		9,076,433	8,535,015	9,076,433	541,418

* Transactions or a series of transactions in excess of 5 percent of the current value of the Plan’s assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

NEW CENTURY ENERGIES, INC. EIP FOR BARGAINING UNIT EMPLOYEES	Schedule 3

Schedule of Assets (Held at Year End)

As of Dec. 31, 2005

New Century Energies, Inc. EIP for Bargaining Unit Employees, EIN 41-0448030

Plan 006

Attachment to Form 5500, Schedule H, Line 4(i):

	Identity of Issue	Investment Type	Cost	Current Value

	Longleaf Partners fund	Registered Investment Company	$2,181,145	$2,188,144
	PIMCO Total Return fund	Registered Investment Company	59,200	57,620
*	Vanguard 500 Index Inv	Registered Investment Company	660,348	712,544
*	Vanguard Developed Markets Index fund	Registered Investment Company	910,279	1,098,782
*	Vanguard Inflation-Protected Securities fund	Registered Investment Company	115,533	112,081
*	Vanguard Mid-Cap Index Fund	Registered Investment Company	189,542	208,057
*	Vanguard PRIMECAP Fund	Registered Investment Company	1,063,119	1,236,658
*	Vanguard Prime Money Market fund	Interest-bearing cash	390,295	390,295
*	Vanguard Small-Cap Index fund	Registered Investment Company	112,721	122,448
*	Vanguard Total Bond Mkt Index	Registered Investment Company	640,083	634,666
*	Vanguard Wellington Inv	Registered Investment Company	661,057	681,119
	Wasatch Core Growth fund	Registered Investment Company	249,547	242,231
*	VGI Brokerage Option	Registered Investment Company	9,687	10,528
*	Xcel Energy Stock fund	Company Stock Fund	33,158,212	32,452,702

	Total assets held for investment purposes		$40,400,768	$40,147,875

* Party in Interest

NEW CENTURY ENERGIES, INC. EIP FOR BARGAINING UNIT EMPLOYEES	Schedule 4

Schedule of Reportable Transactions *

Year Ended Dec. 31, 2005

New Century Energies, Inc. EIP for Bargaining Unit Employees, EIN 41-0448030

Plan 006

Attachment to Form 5500, Schedule H, Line 4(j):

Identity of Party Involved	Description of Asset (include interest rate and maturity in the case of a loan)	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain (Loss)

The Vanguard Group	Xcel Energy Inc. common stock	2,208,758			2,208,758
The Vanguard Group	Xcel Energy Inc. common stock		3,001,099	3,113,949	3,001,099	(112,851)

* Transactions or a series of transactions in excess of 5 percent of the current value of the Plan’s assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

XCEL ENERGY INC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Xcel Energy Inc. has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized on June 29, 2006.

NEW CENTURY ENERGIES, INC. EMPLOYEES’ SAVINGS AND

STOCK OWNERSHIP PLAN FOR BARGAINING UNIT EMPLOYEES

AND FORMER NON-BARGAINING UNIT EMPLOYEES

NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT

PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER

NON-BARGAINING UNIT EMPLOYEES

By	/s/ Teresa S. Madden

Vice President and Controller
Member, Pension Trust Administration Committee